February 18, 2009
Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MedCath Corporation Form 10-K for the fiscal year ended September 30, 2008 Filed December 15, 2008 File No. 000-33009
Dear Mr. Riedler:
This letter sets forth the response of MedCath Corporation (the “Company”) to the comment letter, dated February 5, 2009, of the staff of the Division of Corporation Finance (the “Staff”). In order to facilitate your review, the Company has repeated each comment in its entirety in italics in the original numbered sequence.
Item 11. Executive Compensation
1.	We note that your annual performance-based cash compensation is based upon “specific performance based financial and operational goals.” We also note that the company determines this award based on the executive officers’ performance as compared to EBITDAP. Please disclose the specific performance targets relied upon to make your determination that incentive compensation should not be paid in 2008. In addition, if you considered the achievement of performance targets in 2007 when determining incentive compensation, these targets should be disclosed.
As disclosed under “Annual Incentive Compensation” in our proxy statement filed on January 29, 2008, individual bonus incentive awards are determined at the end of the fiscal year based first upon the achievement of specified performance-based financial and operational goals which are measured based on the Company’s adjusted earnings before income tax, depreciation, amortization and pre-opening expenses (“EBITDAP”) targets less net cash interest expense in accordance with the operating plan for fiscal 2008 approved by the Board of Directors. Achievement of the target represents a performance score of 100%. No bonus will be paid if the percentage of actual Adjusted EBITDAP to target Adjusted EBITDAP falls below 90%. If payout under the target adjusted EBITDAP is warranted then an executive’s payout can be reduced by up to 20% if the Compensation Committee subjectively determines individual goals were not achieved.
The Company’s targeted Adjusted EBITDAP for fiscal 2008 was $116.5 million. The actual Adjusted EBITDAP for fiscal 2008 was $96.3, which was below 90% of the targeted adjusted EBITDAP. Incentive compensation was not paid for fiscal 2008 since the actual Adjusted EBITDAP was lower than 90% of the targeted Adjusted EBITDAP. The payment of annual compensation for fiscal 2007 was not taken into consideration for fiscal 2008 since the annual compensation plan is based on fiscal 2008 results.
The Company will disclose the specific target amounts for incentive compensation in future filings.
2.	We note your disclosure that a portion of the incentive compensation awarded to your executives is based on “the achievement of certain individual goals.” Please describe the individual goals for each named executive officer and the extent to which achievement of these goals factored into your compensation determination.
Since there is no payout of annual incentive compensation unless the Company achieves the targeted EBITDAP as discussed above, consideration of personal achievement was not taken into consideration for fiscal 2008. Annual incentive compensation based on the above targeted Adjusted EBITDAP is subject to a reduction of up 20% at the discretion of the Compensation Committee, which performs a subjective evaluation of an executive officer’s personal achievements in areas such as team work, work ethic, and leadership. This subjective evaluation includes input received from the chief executive officer with regard to executive officers other than himself. This potential for reduction of annual incentive compensation is designed to ensure executive officers are not compensated solely based on an economic target if the actions of that executive officer do not warrant the computed payout under the plan. Personal achievements were not taken into consideration for fiscal 2008 because no annual incentive compensation was paid since the minimum targeted Adjusted EBITDAP goal was not met.
The Company will disclose the individual goals for incentive compensation in future filings.
Item 15. Exhibits, Financial Statements and Schedules
3.	Please file your leases for Heart Hospital of Austin and Harlingen Medical Center or provide us with an analysis supporting your determination that you are not substantially dependant on these leases.
The Company has not filed the leases for Heart Hospital of Austin and Harlingen Medical Center because both were made in the ordinary course of business and are immaterial to the Company, and the Company’s business is not substantially dependant on either lease.
In making its determination with respect to the Heart Hospital of Austin lease, the Company considered, among other things, the fact the lease represents less than 1% of total operating expenses and is a long-term lease that is not cancellable by the lessor.
Harlingen Medical Center is an unconsolidated minority owned entity reported under the equity method and, consequently, the assets underlying the lease are not reported or held by the Company. Although we disclose the accounting treatment of Harlingen Medical Center, we will clarify in future filings that we do not hold the assets of Harlingen Medical Center.
In connection with the foregoing response to the Staff’s comment, we hereby acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ O. Edwin French
O. Edwin French
President and Chief Executive Officer
MedCath Corporation